SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                        ---------------------------


                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)
                             (Amendment No. 1)*

                       CBNY Investment Services Corp.
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                              (Name of Issuer)

                  Common Stock, Par Value $1.00 per Share
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                       (Title of Class of Securities)

                                14984C 10 4
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                               (CUSIP Number)

                              Donald J. Linton
                       CBNY Investment Services Corp.
                        320 Park Avenue, 21st Floor
                             New York, NY 10022
                         Telephone: (212) 457-8630

                              With a copy to:
                               --------------
                         David J. Goldschmidt, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                         Telephone: (212) 735-3000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                             November 16, 2001
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          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

                       (Continued on following pages)
---------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (Page 1 of 4 Pages)


CUSIP No.  14984C 10 4                     13D                Page 2 of 4 Pages
-----------------------

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          NAMES OF REPORTING PERSONS

   1               Gabriel Rolando Safdie
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   2                                                                 (a)  |_|
                   N/A                                               (b)  |_|
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS             Personal Funds  (PF)

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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   5      PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Brazil
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                NUMBER OF          7      SOLE VOTING POWER
                 SHARES                   780,392
              BENEFICIALLY        --------------------------------------------
                OWNED BY           8      SHARED VOTING POWER
                  EACH                    N/A
                REPORTING         --------------------------------------------
                 PERSON            9      SOLE DISPOSITIVE POWER
                  WITH                    780,392
                                  --------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                          N/A
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   780,392
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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   12     SHARES         |_|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   73.6%
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   14     TYPE OF REPORTING PERSON
           Individual (IN)
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         This Amendment No. 1 (this "Amendment") filed by  Gabriel R. Safdie amends and supplements the Statement on Schedule 13-D, dated November 16, 2001 (the "Schedule 13-D") relating to the common stock, par value $1.00 per share (the "Common Stock") of CBNY Investment Services Corp. a New York corporation. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

         It has come to the attention of the Reporting Person that he was not and is not under any obligation to file statements on schedule 13-D or amendments to any such statements in respect of the Reporting Persons's beneficial ownership of Common Stock because the Common Stock is not registered under Section 12 of the Securities Exchange Act of 1934, as amended. Accordingly this Amendment constitutes the final amendment to the Reporting Persons's statement on Schedule 13-D in respect of the Common Stock.

                            (Page 3 of 4 Pages)

                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2002


                                    /s/ Gabriel Rolando Safdie
                                    ----------------------------
                                    Name: Gabriel Rolando Safdie


                            (Page 4 of 4 Pages)